FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 8, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: January 8, 2004

2

MTS Announces Record Subscriber Growth Numbers

Moscow, Russian Federation – January 08, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), Russia’s largest mobile phone operator in terms of subscribers, announces that its consolidated subscriber base reached 16.72 million users as of the end of 2003.

During 2003 MTS’ subscriber base increased by 10.08 million subscribers.  In the month of December 2003 the Company added 1.46 million customers on a net basis. December proved to be the most successful month for MTS in terms of subscriber growth.

	Dec. 31 2003	Nov. 30 2003	Growth		Dec. 31 2002	Growth
			Subs	%		Subs	%
Total subscribers,end of period (mln)	16.72	15.26	1.46	9.57	6.64	10.08	151.81
Russia (mln)	13.37	12.45	0.92	7.39	6.64	6.73	101.35
Moscow and the Moscow region (mln)	4.94	4.71	0.23	4.88	3.08	1.86	60.39
St Petersburg and the Leningrad regions (mln)	1.18	1.13	0.05	4.43	0.77	0.41	53.25
Ukraine (mln)	3.35	2.81	0.54	19.22	—	—	—
Unconsolidated subsidiaries in Russia(1)	123,115	118,172	4,943	4.18	—	—	—
MTS Belarus(2)	464,783	405,000	59,783	14.76	42,525	422,258	992.96

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For further information contact:

Mobile TeleSystems, Moscow
Investor and Public Relations

tel: +7095 911 6553

Andrey Braginski	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (or “MTS”) is the largest mobile phone operator in Russia in terms of subscribers. Together with its subsidiaries, the company services over 16 million subscribers. The regions of Russia as well as in Belarus and Ukraine in which MTS and its subsidiaries are licensed to provide GSM services have a total population of approximately 186.3 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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(1) MTS owns 50% stakes in Primtelefon, a local mobile operator in the Far East and Siberia part of Russia, Volgograd Mobile and Astrakhan Mobile, a local mobile operators in the Volga part of Russia. MTS does not consolidate these companies.

(2) MTS owns a 49% stake in Belarus operator Mobile TeleSystems LLC, which is not consolidated.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.